UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 02, 2013

Commission File Number: 000-52311

PLAY LA INC.

20 Mount Clapham, St. Michael, Barbados, BB 14005

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                                     Form 40-F  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): No [X] Yes

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): No [X] Yes

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

As used in this current report and unless otherwise indicated, the terms "we", "us" and "our" refer to Play LA Inc. Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "common shares" refer to the common shares in our capital stock.

Rescission of Agreement

Play LA Inc. (the “Company”) had entered into a Share Purchase Agreement on December 12, 2012 in which the Company would acquire all the issued and outstanding shares of NFC Data Inc., a corporation organized under the laws of the British Virgin Islands, such that upon completion of the transaction, NFC Data Inc. would become a wholly owned subsidiary of the Company.

The Share Purchase Agreement provided for the Company to issue 30,000,000 common shares at a deemed price of US $0.25 per share, for an aggregate consideration of US $7,500,000 to be issued from treasury on the closing date to the shareholders of NFC Data Inc. The shares to be issued are being issued pursuant to transactional exemptions from the prospectus delivery and registration requirements of the Securities Act of 1933, as amended. As required by applicable securities laws, the shares to be issued will have applicable resale restrictions and hold periods imposed by the applicable federal, state, and local laws of the United States, and of each foreign jurisdiction having jurisdiction over the shareholders.

The closing did not occur. NFC Data Inc. made a unilateral decision to withdraw from the Share Purchase Agreement, an agreement which the Company fully intended to complete. Geoff Cairns, CEO of NFC Data Inc., advised the Company of the withdrawal after entering into agreements with private investors to sell a portion of NFC Data Inc. equity that he stated would value NFC Data Inc. at approximately $25,000,000.

The Company is currently exploring all of its legal options and recourse in this matter in all jurisdictions that may be involved

Exhibits.

      The following exhibits are being furnished as part of this Report.

Exhibit
Number	Description

10.7	Share Purchase Agreement with NFC Data Inc. (filed on Form 6K December 12, 2012)

99.1	Press release - NFC Data Inc. withdraws from Share Purchase Agreement

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAY LA INC.

Date: December 2, 2013	By:	/s/ David Hallonquist
David Hallonquist
Chief Executive Office

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